UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH, 2004

Commission File Number 0-026571

CREO INC.
(Registrant’s name)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101 (b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ________

For immediate release

Creo Announces C$67.0 Million (US$50.0 Million) Equity Financing

Vancouver, BC, CANADA (March 1, 2004) – Creo Inc. (TSX: CRE; NASDAQ: CREO) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets for the issuance of 5,000,000 common shares at a price of C$13.39 per common share or US$10.00 per common share for total gross proceeds of approximately C$67.0 million or US$50.0 million based on current exchange rates.

The issue is being underwritten on a bought deal basis and is being made by way of a prospectus filed in all provinces of Canada and a registration statement filed in the United States, and is subject to regulatory approval. Closing of the offering is expected on or about March 15, 2004. Creo intends to use these proceeds for general corporate and working capital purposes to support the execution of its digital media strategy and the capitalization and integration of its recent acquisitions, financing investment opportunities, and for additions to its facilities including adding new manufacturing capacity for plates and hardware and expanding capacity at existing plants.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. A preliminary prospectus relating to the securities will be filed with Canadian securities authorities. These securities may not be sold, nor may offers to buy be accepted, in the United States or to or from United States persons, prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the United States preliminary prospectus relating to the offering may be obtained from RBC Capital Markets Corporation, Prospectus Department, 60 South Sixth Street, Minneapolis, Minnesota, 55402-4422. A copy of the Canadian preliminary prospectus relating to the offering may be obtained from RBC Dominion Securities Inc., 200 Bay Street 4th Floor, Toronto, Ontario, M5J 2W7.

Conference Call

Creo management will hold a conference call at 5:15 p.m. Eastern Time / 2:15 p.m. Pacific Time, today, March 1, 2004. The live conference call may be accessed by dialing +1-888-803-8271. An audio replay will be available two hours after the call until March 3, 2004 at midnight Eastern Time. For the replay dial +1-800-642-1687, access code 5851435.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates.. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
IR@creo.com	rochelle.van.halm@creo.com

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Per:	/s/ Paul Kacir Paul Kacir, Corporate Secretary

Date: March 2, 2004